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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No.   )*

                          Xechem International, Inc.
                               (Name of Issuer)

                  Common Stock, par value $0.00001 per share
                        (Title of Class of Securities)

                                  983895-10-3
                                (CUSIP Number)

Ramesh C. Pandey, Xechem International, Inc., 100 Jersey Avenue, Building B,
 Suite 310 New Brunswick, New Jersey 08901 (908) 247-3300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                   Copy to:
  Michael H. Margulis, Esq., Duane, Morris & Heckscher, 122 East 42nd Street
                   New York, New York  10168, (212) 692-1030

                                 February 7, 1997
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

 CUSIP NO. 983895-10-3                                    Page 3 of 6 Pages

1)    Names of Reporting Persons
      S.S. or I.R.S. Identification Nos. of Above Persons

      Ramesh C. Pandey
2)    Check the Appropriate Box if a Member of a Group*               (a) [  ]
                                                                      (b) [  ]

3)    SEC Use Only

4)    Source of Funds*
      00

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)[ ]

6)    Citizenship or Place of Organization

      United States


                                  Number of
                                    Shares
                                 Beneficially
                                Owned by Each
                               Reporting Person
                                     With

7)        Sole Voting Power

          23,821,945 (But see Items 4 and 5 below)
8)
           Shared Voting Power

          0 (But see Items 4 and 5 below)
        -------------------------------------
9)      Sole Dispositive Power

      23,821,945 (But see Items 4 and 5 below)
10)  Shared Dispositive Power

      0 (But see Items 4 and 5 below)

11)   Aggregate Amount Beneficially Owned By Each Reporting Person

      23,821,945

12)      Check if the Aggregate Amount in Row (11) Excludes Certain Shares*


13)     Percent of Class Represented by Amount in Row (11)

       31.1%

14) type of Reporting Person*

      IN

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
   INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING
          EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1                          Security and Issuer

      The class of equity securities to which this statement relates is the common stock, par value $0.00001 per share (the "Common Stock"), of Xechem International, Inc., a Delaware corporation (the "Company"), which has its principal executive offices at 100 Jersey Avenue, Building B, Suite 310, New
                         Brunswick, New Jersey 08901.

Item 2.                        Identity and Background

      This statement is filed by Dr. Ramesh C. Pandey. Dr. Pandey is the Chairman of the Board and President of the Company. He is a citizen of the United States and his business address is 100 Jersey
       Avenue, Building B, Suite 310, New Brunswick, New Jersey 08901.

      During the last five years, Dr. Pandey has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3           Source and Amount of Funds or Other Consideration
                 -------------------------------------------------

      On February 7,1997, Dr. Pandey acquired 13,180 shares of the Class C Series 3 Convertible Voting Preferred Stock (the "Series 3 Stock") of the Company in exchange for 1,070 shares of the Class B 8% Preferred Stock of the Company and indebtedness in the principal amount of $1,107,451 of the Company held by Dr. Pandey. Effective February 8, 1997, pursuant to the terms of the Series 3 Stock, the shares of Series 3 Stock held by Dr. Pandey were automatically converted in 21,088,000 shares of
                                Common Stock.


                        Item 4. Purpose of Transaction

      On November 18, 1996, the Company, David Blech, and Dr. Pandey entered into a Stock Purchase Agreement (the "Blech Purchase Agreement"). Pursuant to the Purchase Agreement, designees of Mr. Blech (collectively with Mr. Blech, "Blech") have acquired certain shares of the Class C Series 2 Convertible Voting Preferred Stock (the "Series 2 Stock") of the Company, which have subsequently been converted into Common Stock. Pursuant to the Blech Purchase Agreement, Dr. Pandey acquired 13,180 shares of Series 3 Stock simultaneously with the purchase by such designees of 7,500 shares of Series 2
                          Stock on February 7, 1997.

      Pursuant to the Blech Purchase Agreement, the Company, Dr. Pandey, and Blech have also entered into a stockholders agreement, which, among other things: (i) generally prohibits the sale of any of Dr. Pandey's shares of capital stock of the Company for a period of 5 years, except with the consent of Blech; (ii) provides Blech the right to sell a pro rata portion (relative to the holdings of Dr. Pandey) of any proposed sale of shares by Dr. Pandey, and a reciprocal right in favor of Dr. Pandey to sell his pro rata portion of any shares sold by Blech; (iii) requires Blech to vote for Dr. Pandey as a director of the Company, and to use their efforts to cause Dr. Pandey to remain the Chairman, President, and CEO of the Company; (iv) requires the Company and its directors (subject to their fiduciary duties to the Company

                             Page 4 of 6 Pages
and its stockholders) to take such actions closing as Blech may request to elect his nominees to constitute a majority of the directors of the Company; and (v) provides for certain demand and piggyback registration rights in favor of Blech.

      Other than as described above, Dr. Pandey has no present plans or proposals which relate to or would result in: (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (v) any material change in the present capitalization or dividend policy of the Company;
(vi) any other material change in the Company's business or corporate structure;
(vii) changes in the Company's charter, by-laws or instruments corres ponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (x) any action similar to any of those enumerated above. However, Dr. Pandey, as Chairman of the Board and President of the Company, from time to time considers such transactions on behalf of the Company in the ordinary course of business.
Item 4 disclosure provisions regarding any plans or proposals to make any changes in a company's investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940 are inapplicable.


                 Item 5. Interest in Securities of the Issuer

      Dr. Pandey beneficially owns 23,821,945 shares of Common Stock, all of which are owned directly by Dr. Pandey, representing 31.1% of the outstanding shares of Common Stock (based on an aggregate of 74,200,094 shares of Common Stock outstanding as of February 28, 1997). The shares beneficially owned do not include 707,000 shares of Common Stock issuable on exercise of options held by Dr. Pandey (the "Pandey Options"), which are not exercisable within 60 days of the date of this
                                Schedule 13D.

      Except as set forth above, Dr. Pandey has not purchased or sold any shares of Common Stock or securities exercisable for or convertible into Common Stock during the past 60 days.

      Except as described above, (a) Dr. Pandey has the sole power to vote and dispose of the shares of Common Stock owned of record by him, (b) Dr. Pandey does not share with any other person the power to direct the voting or disposition of the shares of Common Stock beneficially owned by him, and (c) no person other than Dr. Pandey has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock owned beneficially by Dr. Pandey.



                             Page 5 of 6 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      The Blech Purchase Agreement, the Stockholders Agreement, and the Pandey Options are described in Items 4 and 5 above. Dr. Pandey, as Chairman of the Board and President of the Company, from time to time is designated to vote proxies solicited by the Board of Directors of the Company.

      Dr. Pandey holds all of the 2,500 outstanding shares of the Class A Voting Preferred Stock of the Company (the "Class A Stock"). The holders of the Class A Stock generally are entitled to cast 1,000 votes per share on all matters presented to stockholders, voting together as a single class with the holders of the Common Stock. Including the voting rights of such shares of Class A Stock, Dr. Pandey is entitled to cast 33.3% of the votes entitled to be cast generally by the holders of the Common Stock and Class A stock as a group.

      Except for the above, Dr. Pandey is not a party to any contracts, arrangements, understandings, or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to any agreements concerning (i) transfer or voting of any securities of the Company, (ii) finder's fees, (iii) joint ventures, (iv) loan or option arrangements, (v) puts or calls, (vi) guarantees of profits, (vii) division of profits or losses, or (viii) the giving or withholding of proxies.


Item 7.                   Material to be Filed as Exhibits

      Exhibit 1: Blech Stock Purchase Agreement, including Certificate of Designation and Stockholders Agreement (incorporated by reference to Exhibits 2 and 4 to the Schedule 13D filed by David Blech and The Edward Blech Trust)



                             Page 6 of 6 Pages

                                  SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              /s/ Ramesh C. Pandey
                                                     Ramesh C. Pandey


                            Dated: March 13, 1997

                             Page 7 of 6 Pages

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